Exhibit 21.1

Schedule of Significant Subsidiaries

Name of Organization	State/Jurisdiction of Incorporation
Heckmann Water Resources Corporation	Texas
Heckmann Water Resources (CVR), Inc.	Texas
Heckmann Water Resources (Excalibur), Inc.	Oklahoma